Item 77C


DREYFUS CALIFORNIA MUNICIPAL INCOME, INC.
ANNUAL MEETING OF STOCKHOLDERS
MAY 23, 2003

     On May 23, 2003, shareholders voted as indicated below with regard to the following proposals:

     To elect three Class I Directors to serve for a three-year term for each Fund and until their successors are duly elected and qualified.

                       For         Authority Withheld
Clifford L. Alexander, Jr.    2,740,184          112,925
Lucy Wilson Benson       2,740,184          112,925
David W. Burke      2,742,548          110,561


     To approve a change to the fundamental investment policies and investment restrictions of the fund to expand the fund's ability to invest in other investment companies, and to make that policy non-fundamental.

     In favor: 1,993,718
     Against:  168,884